EXHIBIT 99.1

Neptune to Hold Conference Call

LAVAL, Quebec, Oct. 22, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) will be holding a conference call on Tuesday October 23, 2012 at 4:30 ET. The call will focus solely on the presentation of the financial results.

The conference call host will be Henri Harland, President & CEO.

To access the conference call by phone within Canada & the U.S., the toll‐free number is 1‐877-380-5664 Outside Canada and the U.S., dial 1‐631-813-4882

Conference call details:

Conference Topic: Neptune Technologies & Bioressources Second Quarter 2012 Earnings Call

Conference ID: 54141801

Management will accept questions related to the financial results by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to f.harland@neptunebiotech.com.

An archived recording of the webcast will be available on Neptune's website (www.neptunebiotech.com) two hours after the webcast.

The unaudited interim consolidated financial statements of Neptune as at and for the interim period ended August 31, 2012 and related MD&A are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Neptune's website at http://www.neptunebiotech.com.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com